Exhibit 20

Executive Board
David L. Calhoun
Chairman and CEO
The Board of Directors, NetRatings, Inc.
c/o Mr. John Dimling, Chairman of the Board
120 West 45th Street
35th Floor
New York, NY 10036
October 6, 2006
Gentlemen:
VNU Group B.V. (“VNU”) is pleased to offer to acquire all of the outstanding common stock of NetRatings, Inc. (the “Company”) not currently owned by VNU and its affiliates (the “Shares”). The principal terms of our offer are as follows:
1.	A wholly-owned subsidiary of VNU would acquire the Shares in a merger transaction pursuant to which the Company would merge with a wholly-owned subsidiary thereof and each holder of a Share would receive cash in the amount of $16.00 per Share.

2.	The proposed merger would be subject to the negotiation and execution of a mutually acceptable definitive merger agreement following confirmatory due diligence by VNU and the approval of the special committee of the Board of Directors of NetRatings and the holders of a majority of all the outstanding shares of NetRatings’ common stock, as well as other customary conditions.
We would expect the Board of Directors of the Company to authorize the formation of a special committee, consisting of independent directors with appropriate authority for transactions of this type, to consider this offer and that the special committee will retain its own financial and legal advisors to assist in its deliberations and in the negotiation of a definitive merger agreement.
We believe that our offer is fair to, and in the best interests of, the Company and its public stockholders. The proposed acquisition price represents a 10% premium over the Company’s closing price on October 6, 2006 and a 16% premium to the six month average closing price. However, NetRatings’ substantial cash position (approximately $180 million) represents a significant portion of its equity value (approximately $4.90 per share), for which VNU would not be expected to pay a premium. On an enterprise value basis, our offer represents a 15% premium over the Company’s valuation on October 6, 2006, and a 27% premium based on the six month average closing price. Our offer values the Company at an enterprise value multiple of 54x and 36x, over 2006 and 2007 EBITDA, respectively, based on Wall Street estimates.
In considering our proposal, you should be aware that we are interested only in acquiring the publicly held Shares at this time, and are not interested in selling our interest in the Company.
We believe that our proposal presents an excellent opportunity for the Company’s stockholders to realize a fair price for their shares while allowing management to focus on the implementation of important strategic goals without having also to address the burdens and costs of being a public company.
Enclosed with this letter, please find a copy of the press release VNU will issue announcing our proposal. We expect to make this release public prior to the beginning of trading on Monday, October 9th.
Thank you for your consideration of this letter and our proposal. We look forward to hearing from you shortly.
Very truly yours,
David L. Calhoun
Chief Executive Officer, VNU Group B.V.
Enclosure

cc:	William Pulver, Chief Executive Officer, NetRatings, Inc. Alan Shapiro, Senior Vice President and General Counsel, NetRatings, Inc.